May 16, 2007

Peter D. Fetzer, Esq.
Foley & Lardner LLP
Attorneys at Law
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202-5306

Re:	YYY Trust (the "Trust")
	File Numbers 333-141421; 811-22038

Dear Mr. Fetzer:

	On March 19, 2007, the Trust filed a registration statement on
Form N-1A under the Securities Act of 1933 ("Securities Act") and the
Investment Company Act of 1940 ("Investment Company Act" or
"Act").
The registration statement includes the Trust`s sole initial series, the Bear Stearns Current Yield Fund (the "Fund"). We have the following comments on the registration statement.

Prospectus

	General

1.	Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Trust`s exemptive application, filed in order to operate as an Exchange Traded Fund ("ETF"). Specifically, confirm that the application discusses fully the non-index management strategies.

2.	Please revise the disclosure to delete equivocal language
from
the prospectus (e.g., the phrase "such as" should not be used to describe the Fund`s principal investment strategies nor its risks).
Also, please define terms at the locations in the prospectus where they are first used (e.g., "Authorized Participant"). In making these revisions, comply with the Plain English requirements of Rule
421 under the Securities Act.

	Front Cover Page

		Bear Stearns Current Yield Fund

3.	A fund`s cover page may include additional information beyond that specified in Item 1 of Form N-1A, so long as it does not, among other things, obscure or impede understanding of the information that is required to be included in the prospectus. See id. and General Instruction C.3(b) to Form N-1A. The staff notes that this section references a great deal of complex information without providing necessary explanatory text. For example, the second paragraph briefly references the possibility of an "[in]active trading market,"
"net asset value," and "intraday indicative value," while the third paragraph includes the terms "in-kind creations" and "Authorized Participants" without defining them. The staff is of the view that the additional information provided in this section could be difficult for shareholders to understand and, overall, fails to enhance comprehension of the prospectus. Accordingly, please revise this section to comply with the requirements of Item 1 and General Instruction C.3(b) of Form N-1A. In particular, do not repeat information contained elsewhere in the prospectus.

4.	Please comply with the plain English requirements of Rule 421 under the Securities Act and revise the third paragraph to explain the information presented therein in a clearer and more understandable manner.

5.	Please disclose the "other secondary markets" referenced in
the
penultimate paragraph.

	Investment Summary and Investment Objective

6.	Given that this section discloses certain principal
investment
strategies of the Fund, we believe it more appropriate to change the section`s heading from "Investment Summary and Investment Objective," to "Investment Objective and Principal Investment Strategies." Also, the following heading, "Principal Investment Strategy," should be deleted.

7.	If applicable, please state that the Fund`s investment
objective
may be changed without shareholder approval. See Item 4(a) of Form
N-1A. Also, disclose what notification, if any, the Fund will provide to shareholders prior to changing the investment objective.

8.	In the second paragraph, please disclose the types of futures contracts in which the Fund will invest (e.g., equity). Also, disclose the types of option transactions in which the Fund will engage (i.e., buy and/or sell).

9.	In the third paragraph, the last sentence states, "[t]he Fund anticipates that it will be rated the highest rating for short-term investments by a nationally recognized statistical rating organization." Please disclose the name of this nationally recognized statistical rating organization, and disclose whether the organization has consented to the Fund including this information in the prospectus.

	Principal Investment Strategy

10.	Please summarize how the adviser decides which securities to sell.  See Item 4(b)(2) of Form N-1A.

11.	With respect to the fixed income securities in which the Fund will invest, please disclose whether the Fund will invest in instruments with principal payments that are fixed, variable, or both. Also, disclose the types of interest rate, dividend payment, and reset terms of the Fund`s investments.

12.	In the third paragraph, please disclose the maturity date for all variable rate securities.

13.	In the fourth paragraph, please disclose what entity (e.g.,
the
Fund`s adviser) determines the expected weighted-average of the mortgage-backed securities in which the Fund will invest.

14.	The "Principal Risk Considerations" section lists "High
Portfolio Turnover Risk" as a principal risk of the Fund.   Please
describe how the Fund will use active and frequent trading as a principal investment strategy.

		U.S. Government Securities

15.	Please disclose the "various agencies of the federal
government
and various instrumentalities, which have been established or sponsored by the U.S. government" in which the Fund will invest, along with attendant risk disclosure.

16.	If the Fund will invest in "principal components" as
mentioned
in the seventh paragraph, please describe how such investments are consistent with the Fund`s investment objective.

		Bank Obligations

17.	Please confirm to the staff in your response letter that the
Fund will invest less than 25% of its total assets in "obligations of
U.S. banking institutions."

		Foreign Corporate Debt Obligations

18.	Please disclose the types of foreign corporate debt
obligations
in which the Fund will invest along with all attendant risks.

		Repurchase Agreements (Lending)

19.	Please revise this paragraph to explain that when the Fund
enters into a repurchase agreement, it is loaning money to the debt security seller. Also, disclose the maximum percentage of the Fund`s total assets that may be invested in repurchase agreements.

		Securities Ratings

20.	If applicable, disclose that the Fund will invest in unrated securities and explain the criteria used by the Fund, or a designated entity (e.g., the Fund`s adviser), to select those securities
(e.g.,
determined to be of comparable quality to rated securities in which the Fund invests).

21.	Please revise this section to discuss the ratings of the
"Foreign Corporate Debt Obligations" in which the Fund will invest.

	Principal Risk Considerations

		General Risks

22.	Please add a paragraph explaining the risks arising from the fact that there is no market history for actively managed ETFs.

23.	Please revise the third paragraph to explain that the market price obtained for shares sold through the secondary market may deviate from the net asset value ("NAV") and that the market price of the shares may be less than NAV. Also, disclose whether this risk is exacerbated by the fact that the Fund is a managed ETF.

		Specific Trading Risks

			Issues Relating to Market Liquidity

24.	Please explain to the staff in your response letter why lack of
market liquidity due to trading halts, activation of market circuit breakers, or the Fund`s delisting are considered principal risks to the Fund and/or its shareholders.

			Fluctuation of NAV and IIV

25.	This paragraph discloses, "the Advisor believes that
significant
premiums or discounts to NAV will not be sustained. In other words, the Shares are expected to closely track the value of the Fund`s portfolio." Please revise this language to explain that there can be no assurance of the accuracy of the representations made therein.

	Fees and Expenses

26.	To enhance shareholder comprehension, the staff suggests
revising the shareholder transaction expense section of the fee table by dividing it into two parts: one showing the fees and expenses of purchasing and redeeming Creation Units Shares and the second reflecting the fees and expense of the retail share class. Whichever presentation the Fund selects, include in any table applying to Creation Units Shares all transactions fees imposed on those shares, including the fees described in the prospectus under the heading "Summary of Transaction Fees."

27.	In the last sentence of the paragraph following the heading
"Fees and Expenses," please revise the phrase "[t]he expenses listed in the table," to "[t]he other expenses listed in the table."

28.	Please relocate the footnotes following the fee table to
appear
after the example in this section.

29.	Given the Fund`s investments in other funds, please revise
the
fee table to include an additional line item called "Acquired Fund Fees and Expenses," which should appear in the table directly above the line item "Total Annual Fund Operating Expenses." See Item 3 of
Form N-1A. This additional line item should reflect the Fund`s pro rata portion of the cumulative net expenses charged by any acquired funds. Also, the acquired funds expenses should be included in the example to the fee table. See id.

30.	In the Annual Fund Operating Expenses portion of the fee
table,
please revise the "Expense Reimbursement or Recovery" line item to indicate that it is a subtraction or reduction of the "Total Annual
Fund Operating Expenses" line item (e.g., insert the word "less" or a minus sign in between those two lines).

31.	In the fee table`s second footnote, either disclose that the
Fund`s Board of Trustees ("Board") has adopted a resolution pursuant to which the Fund does not pay 12b-1 fees or revise the fee table to include the contractual amount of the 12b-1 plan.

32.	Under the terms of both the Investment Advisory Agreement and the Excess Expense Agreement, the Fund`s adviser may recoup certain fees and expenses that it pays on the Fund`s behalf or does not charge. While the adviser uses the term "waiver" to describe these payments, please note that a waiver is a relinquishment of a right.
Given the adviser`s ability to recover amounts it forgoes, please use a term other than waiver. Additionally, please disclose that only the Board may terminate the payment agreements under the Investment
Advisory Agreement and the Excess Expense Agreement. Also, disclose that the Board must approve any recoupment payment made to the adviser. In addition, please disclose that the Fund does not expect to incur any interest in the upcoming fiscal year. Finally, the last sentence states that, "no reimbursement payment will be made by the
Fund if it would result in the Fund exceeding the Expense Cap." Please note that the limitation in effect cannot be lower than that in effect when the fee was reduced.

33.	The third footnote states that the agreement between the Fund and adviser extends to "at least December 31, 2007." Please revise this date to extend for at least one year from the registration statement`s date of effectiveness or delete the "Expense
Reimbursement or Recovery" line item from the fee table.

34.	Please relocate the last paragraph in this section to the
introductory paragraph of this section.

	Book Entry

35.	The third paragraph explains, "[i[f the Fund were to seek
shareholder action, it is the Trust`s understanding that DTC would authorize the DTC participants to take such action and that the DTC participants would authorize the beneficial owners, acting through such DTC participants, to take such action and would otherwise act upon the instructions of the beneficial owners owning through them."
(Emphasis added.) Please disclose that there can be no assurance that DTC, nor the DTC participants, will grant the authorizations, or act upon the instructions of "beneficial owners," as referenced in this quoted language. In addition, disclose all attendant risks to shareholders arising from this lack of assurance on the part of DTC and the DTC participants. Are DTC`s procedures and policies regarding its authorization to shareholders as described in the quoted language available to shareholders? Please file those DTC procedures and policies as an exhibit to the registration statement.

	Creation and Redemption of Creation Units

36.	Please add a sentence explaining that all other shares (i.e., non-creation units) are not redeemable and are purchased and sold on an exchange.

37.	May Creation Unit investors break up their units and sell
individual Fund shares on an exchange? If yes, we suggest that you add disclosure informing those investors that they may do so. In addition, if applicable, disclose that broker-dealers and other persons engaged in certain distribution activities may be deemed statutory underwriters subject to the prospectus delivery and liability provisions of the Securities Act. The disclosure should summarize the types of distribution activities that may give rise to an entity being classified as a statutory underwriter.

38.	The second paragraph states, "Authorized Participants should refer to their Authorized Participation Agreements. . . ."  Please advise the staff in your response letter whether these Agreements are part of the prospectus. In particular, are the Agreements being incorporated by reference into the prospectus?

39.	Please revise the disclosure in this section to identify in a clear manner the entity or entities with which a shareholder must place his purchase order or redemption request in order to receive the applicable day`s NAV. Are both the "Authorized Participants" and the Distributor authorized agents of the Fund or merely the Distributor? The revised disclosure should clearly explain when the
Fund considers that it has received a purchase order or a redemption request (e.g., if applicable, upon receipt of the order or request by an "Authorized Participant").

40.	This section refers to purchase orders and redemption
requests
as being "accepted" or "deemed accepted." Please delete this language and replace it with disclosure explaining that purchase orders and redemption requests will be processed upon receipt by the
Fund`s authorized entity. See Rule 22c-1 under the Act. Also, if applicable, disclose that all purchase orders and redemption requests must be received in "proper form" and include a definition of that term.

		Purchasing Shares Directly From the Fund
		Redeeming Shares Directly From the Fund

41.	Please expand upon the brief disclosure in these two
sections,
explaining in greater detail the requirements for purchasing and redeeming Fund Creation Units Shares. Also, please disclose the Fund`s policy regarding rejection of purchase orders and redemption orders, including the maximum amount of time the Fund will take to reject a purchase order.

42.	Please disclose AMEX`s regular "Business Days," and the days that AMEX is closed.

43.	The Fund requires that orders from Authorized Participants
"must
be received by the Distributor by 11:00 a.m. New York time to receive that day`s NAV per share (the `Order Cutoff Time`)." Further, "NAV of the Fund is calculated . . . ordinarily by 6:30 p.m. New York time." Please explain to the staff in your response letter why shares received prior to the Fund`s calculation of NAV at 6:30 p.m.
will not receive that day`s NAV. In particular, please explain how this policy complies with Rule 22c-1 under the Investment Company Act.

	Summary of Transaction Fees

44.	This section states, "[t]here is a fixed and a variable
component to the total transaction fee on transactions in Creation Units." Please confirm to the staff in your response letter that these "fixed and variable component[s]" are not sales loads, but rather administrative fees paid to the Fund. Also, explain what services are performed in exchange for these fees, including whether the services are specific to retail shares, Creation Units Shares, or both.

	Investment Advisor and Sub-Advisor

45.	Please disclose what entity pays the Fund`s sub-adviser and
include the amount paid to the sub-adviser. Also, explain the authority permitting the Fund`s adviser to employ and terminate sub-advisers.

	Shareholder Information

46.	This section states that shares of the Fund "will be eligible for purchase on margin." Please clarify whether the shares are marginable, or eligible for purchase on margin. Disclose who will extend a loan, the Fund or a selling broker. In particular, explain to the staff in your response letter how the eligibility of the shares for purchase on margin comports with Section 11d of the Securities Exchange Act of 1934 and Rule 11d1-2 promulgated thereunder. See also Investment Company Institute (pub. avail.
Jan.
9, 1989). Also, please disclose that there is no assurance an investor will be extended margin, and disclose the risks associated with margin purchases.

	Frequent Trading

47.	If accurate, please disclose the Fund`s Board has not adopted policies and procedures with respect to frequent purchases and
redemptions of Fund shares by Fund shareholders.   See Item
6(e)(2)
of Form N-1A. Also, provide a statement of the specific basis for the view of the Board that it is appropriate for the Fund not to have such policies and procedures. See Item 6(e)(3).

	Determination of Net Asset Value

48.	In addition to the Fund`s Board, disclose what other entity
will
perform fair value pricing (e.g., the Fund`s adviser under policies and supervision provided by the Board).

49.	The last paragraph of this section states that "NAV of the
Fund
is calculated . . . ordinarily by 6:30 p.m. New York time." (Emphasis added.) Please revise this sentence to state the specific time during the day set by the Board to determine the Fund`s NAV. See Rule 22c-1 of the Investment Company Act. Also, please reconcile this 6:30 p.m. NAV calculation time with the NAV calculation time of
5:45 disclosed in the Statement of Additional Information ("SAI") on page B-27.

50.	The penultimate sentence of the last paragraph states that
"[i]f
the AMEX closes early, NAV may be calculated prior to its normal calculation time." Please disclose the normal calculation time of the NAV. Also, advise the staff in your response letter how the discretionary policy ("may close") is consistent with Rule 22c-1(b)(1) under the Act. In addition, please disclose the circumstances under which the AMEX would close early. Please advise the staff in your response letter why it is appropriate to close the
Fund early based upon the AMEX closing early. In revising the disclosure, please be aware that Section 22(e)(1) of the Act only permits suspensions of redemptions or postponement of payments when the New York Stock Exchange ("NYSE") is closed or trading on the NYSE is restricted. Will the Fund`s exemptive order permit such suspensions or postponements not tied to the NYSE?

	Intraday Indicative Value

51.	The last sentence of this section states, "[t]he Fund is not involved in, or responsible for, the calculation or dissemination of
the Intraday Indicative Value. . . ."  Please rectify this
disclosure
with the fact that the Fund supplies the information used to calculate the Intraday Indicative Value.

SAI

	Investment Policies and Restrictions

52.	The second fundamental policy discloses that the Fund may
pledge
assets to secure borrowings.  Please disclose the maximum
percentage
of the Fund`s total assets that may be pledged to secure
borrowings.
We would not object if this disclosure were added as narrative text
(e.g., as a footnote to the restriction). In addition, in an appropriate place in the narrative, please add disclosure explaining that, in the event that the Fund`s borrowings exceed 300% of the Fund`s total assets, the Fund will within three days thereafter reduce its borrowings to the extent necessary to comply with the 300%
asset coverage requirement under the Investment Company Act.  See
Section 18(f)(1) of the Act.

53.	Please revise the fourth fundamental restriction from "in any one industry" to "in any one industry or group of industries."

54.	Section 5(b) (1) of the Investment Company Act defines a
diversified management company as one that, as to at least 75% of its assets (exclusive of cash, cash items, and government securities), invests no more than 5% of its total assets in any one issuer and owns no more than 10% of the outstanding voting securities of that issuer. Please revise the fifth fundamental restriction to comply with all of the restrictions of Section 5(b)(1). Also, is it the Fund`s intention to exclude investment companies from the list of entities to which "this restriction does not apply"?

55.	In the seventh fundamental policy, please either delete the
phrase "and other similar instruments," or disclose those instruments.

56.	In the eighth policy, please disclose whether the debt
securities mentioned therein are publicly issued, privately issued, or both. Also, revise the policy to explain what is "permitted by the Investment Company Act." We would not object to disclosing this information as explanatory text following the policies (e.g., in a footnote).

57.	Please delete the word "net" from the third non-fundamental
policy. Also, revise the policy to remove the implication that the
Fund may invest 25% or more of its total assets in domestic banks or corporations.

	AMEX Listing and Trading

58.	In the second paragraph, please revise the phrase "your
broker
may" to "your broker will," or explain those circumstances under which a broker would not impose the charges described in the paragraph.

59.	In the last paragraph, please define the term "convenient
trading ranges." In particular, disclose all limitations or conditions imposed by AMEX with respect to this activity by the Fund.
May the Fund do a share split or reverse share split when shares are trading at a discount or a premium?

	Investment Considerations

		Lending of Portfolio Securities

60.	In describing the Fund`s investment strategies, please
distinguish principal investment strategies from non-principal strategies. We would not object to the Fund using separate headings to distinguish principal investment strategies from non-principal strategies.

	Diversification

61.	The first sentence of this section inappropriately includes
the
Fund`s concentration policy and, accordingly, should be relocated to the section of the SAI that discusses concentration.

	Lending of Portfolio Securities

62.	Please disclose how any income earned on collateral provided by
the borrower in a securities lending transaction is divided among the parties to the transaction. If any third party will be involved in investing the collateral, please add disclosure explaining this.

	Money Market Funds

63.	 Please revise the first sentence to specify what limits the
Investment Company Act imposes with respect to a fund investing in money market funds registered under the Act.

	Repurchase Agreements

64.	In the second paragraph, please disclose the minimum
creditworthiness standard for "the issuing broker, dealer or bank."

	Compensation of Trustees and Officers

65.	This section states, "[a]ll Trustees are reimbursed for their travel expenses and other reasonable expenses incurred in connection with attending Board meetings." (Emphasis added.) Please describe the material provisions of the arrangement under which Trustees are reimbursed for "reasonable expenses." Specifically, include the criteria used to determine amounts payable under the arrangement for
"reasonable expenses."  See paragraph 2(c)(2) of Item 12 of Form
N-
1A.

	Portfolio Manager

		Other Accounts Managed by Portfolio Manager

66.	Please discuss in greater detail the "policies [and]
procedures"
adopted by the Fund "designed to safeguard the Fund from being negatively affected" by the portfolio manager`s management of the Fund`s investments on the one hand, and the investments of the other accounts for which the portfolio manager is responsible on the other.

	Disclosure of Portfolio Holdings

67.	This section`s first sentence states that the "Board of
Trustees
is expected to adopt a policy regarding the disclosure of the Fund`s portfolio holding information," while the last sentence states that the Board "must approve all material amendments to the portfolio disclosure policy." (Emphasis added.) Has the Fund actually adopted a policy regarding disclosure of its portfolio holding? If yes, please disclose so in the Fund`s first pre-effective amendment filing.

68.	The third paragraph explains that the Fund may disclose
information about its portfolio holding to certain entities "at any time." Please disclose the categories of individuals who may authorize disclosure of the Fund`s non-public portfolio securities to the entities listed in the paragraph. See paragraph (f)(1)(v) of
Item 11 of Form N-1A. Is there an individual or categories of individuals who have daily access to the information (e.g., the adviser)? Does the adviser, on behalf of the Fund and acting pursuant to the Fund`s policies and procedures, provide information to certain entities on a continuous daily basis?

69.	Please disclose what type of confidentiality agreements
(e.g.,
oral or written) apply to the entities listed in the third and fourth paragraphs. The disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information. In addition, where there is no contractual obligation of confidentiality, disclose that the Board will determine that the other conditions of confidentiality adequately safeguard the Fund and its shareholders against improper disclosure of the Fund`s portfolio holdings. In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

70.	Based on the disclosure in the last paragraph of this
section,
it appears the Board exercises oversight of disclosure of the Fund`s portfolio securities by reviewing governing policies. Are there any additional procedures in place to conduct this oversight? For example, will a Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise? Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (e.g., quarterly)?

	Additional Information Concerning Shares

		Book Entry Only System

71.	Please confirm to the staff in your response letter that the fee
DTC charges to the Fund for making available to the Fund, "a listing of Shares holdings of each DTC participant," is included in the "Other Expenses" line item of the fee table.

		Cash Redemption Orders

72.	Please revise this paragraph to explain in a more clear
manner
whether the conditions described in the second sentence apply to the timing of the redemption payment or to when a redemption occurs. In particular, clarify whether the redemption occurs upon receipt of the redemption request by the Distributor or upon receipt of the request by the Distributor on a day when the DTC is open for business.

		Transaction Fees

73.	In the first paragraph, the last sentence states, "[t]he
variable Transaction Fee is intended to compensate the Administrator for the purchase or sale of portfolio securities to settle in cash."
Please disclose whether this fee is paid to the Fund or to the administrator.

74.	Please confirm that when the two components of the
"Transaction
Fee" are combined, (the "fixed component" and the "variable component"), the "Transaction Fee" will always be less than 2%.

	Determination of Net Asset Value

75.	In the fourth sentence of the second paragraph, please delete the word "some" or revise the disclosure to explain what investments will not be fair valued when market quotations are not readily available or are deemed unreliable.

Closing

	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

	Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not
relieve the Trust from its full responsibility 	for the adequacy
and accuracy of the disclosure in the filing; and

* the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Should you have any questions regarding this letter, please contact me at (202) 551-6974.

							Sincerely,



							Kimberly A. Browning
							Senior Counsel
							Office of Disclosure and Review

Peter D. Fetzer, Esq.
Foley & Lardner LLP
May 16, 2007
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